0-30376

02041417

SEC MAIL PROCESSING
RECEIVED
MAY 28 2002
WASH. D.C. 152 SECTION

P.E
5-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

MIRAE CORP

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2002

9-2, CHA AM-DONG, CHUNAN, CHUNGNAM-DO 330-200 REPUBLIC OF KOREA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F(V) or Form 40-F.

Form 20-F..... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No(V) .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miri Chung (IR Team Leader)

(Registrant)

By: ______________________

(Signature)*

Date May 24, 2002

PROCESSED
JUN 20 2002
THOMSON
FINANCIAL

Mirae

Mirae Corporation
#9-2, Cha Am-Dong, Chun An City,
Chung Chong Nam-Do, 330-200 Korea
Tel : (0417)554-5070
Fax : (0417)559-8737

I. The Status of Company Common Stock Transference

(Unit: Korean Won, Stock)

1. Date	Item	Quantity		Price / stock	Total Amount	Official Securites Company	
			Transferred			Name	ID No.
May 22, 2002	Unsigned Common Stock	0	174,000	1,840	320,160,000	Dong Won	00162142
Total		0	174,000	1,840	320,160,000		

II. The Status of Company Common Stock after Transference

(Unit : Korean Won, Stock, %)

Item	The Retention Status based on Korea Rule (A)			The Retention Status based on Investment Trust(B)			Total (A+B)		
	Q'ty	Ratio	Total Market Price	Q'ty	Ratio	Amount	Q'ty	Ratio	Amount
Unregistered Common Stock	1,460,000	1.17	4,327,440,000	-	-	10,000,000,000	1,460,000	1.17	14,327,440,000
Total	1,460,000	1.17	4,327,440,000			10,000,000,000	1,460,000	1,17	14,327,440,000

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2002

9-2, CHA AM-DONG, CHUNAN, CHUNGNAM-DO 330-200 REPUBLIC OF KOREA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F(V) or Form 40-F.

Form 20-F..... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No(V) .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miri Chung (IR Team Leader)

(Registrant)

By:________________________

(Signature)*

Date May 24, 2002

Mirae

Mirae Corporation
#9-2, Cha Am-Dong, Chun An City,
Chung Chong Nam-Do, 330-200 Korea
Tel : (0417)554-5070
Fax : (0417)559-8737

1. Target item	Mirae Building, 1306-6 Seocho Dong, Seocho Ku, Seoul Korea
2. Size	Land: 348 pyung, Office area 5,396 pyung (20 stories above the ground, 5 stories below)
3. Book value (KRW)	KRW 58,189,522,692
4. Sale price(KRW)	KRW 60,000,000,000
- Ratio of total asset (%)	18.5
5. Beneficiary	Pagoda Academy Co.
The relation with Mirae Co.	Not related
6. The purpose of divestiture	A reasonable restructuring for an effective management
7. The target date	June 28, 2002
8. Contraction with beneficiary	Non
9. Date of directors' meeting	May 24, 2002
- Attendance of outside director	Yes(2 people)
- Attendance of auditor	Non
10. The total asset amount as of the end of 2001	KRW 323,660,206,433
11. Others	This item is an answer for SEC inquiry on December 11, 2001.

CITYVIEW CORPORATION LIMITED

Additional information as to holders of shares and options at 31 March 2002 (continued)

Distribution of Shareholding

Holdings		Shareholders
1 to 1,000		251
1,001 to 5,000		420
5,001 to 10,000		238
10,001 to 100,000		294
100,001 and over		36
	Total	**1,239**

Number of shareholders holding less than a marketable parcel: 1,239

Substantial Shareholders

Name	Number of Shares	Percentage of Capital
US Control Account C/- Computershare Trust Company Inc	25,900,033	36.91
Falcon Oil Pte Ltd	13,000,000	18.53
Malaysia Mining Corporation Berhad	8,616,188	12.28

Twenty Largest Holders of Shares

Name	Shares	Percentage of Capital
US Control Account C/- Computershare Trust Company Inc	25,900,033	36.91
Falcon Oil Pte Ltd	13,000,000	18.53
Malaysia Mining Corporation Berhad	8,616,188	12.28
Grant Ayrton	1,250,000	1.78
William Mansell Shotton	1,250,000	1.78
Tower Trust Limited	1,071,931	1.53
Distinctive Nominees Pty Ltd	517,500	0.74
Thomas Omar Pte Ltd	500,000	0.71
OCBC Securities Pte Ltd	384,910	0.55
Tonbar Pty Ltd	359,336	0.51
Entity Holdings Pty Ltd	348,855	0.50
Kenneth John & Beryl Winifred Thomas	345,000	0.49
David Cliffe	330,000	0.47
Michael Vincent Taylor	310,251	0.44
Mr Say Hann Ng	299,425	0.43
Tonbar Pty Limited	294,630	0.42
Leet Investments Pty Limited	283,000	0.40
Michael Riabkoff	226,700	0.32
PS Consulting Pty Ltd	200,000	0.29
Mark & Jennie Smyth Super Fund Account	196,084	0.28
TOTAL	55,683,843	